November 14, 2005

Via Facsimile (212) 822-5735 and U.S. Mail

Roland Hlawaty, Esq.
Milbank, Tweed, Hadley & McCoy LLP
1 Chase Manhattan Plaza
New York, NY  10005

Re:	Vector Group Ltd.
		Forms 425, filed November 3 and 7, 2005

	New Valley Corporation
	Schedules TO-T/A filed November 3 and 7, 2005 by Vector Group
	     Ltd. and VGR Holding Inc.
	SEC File No. 005-30749

Dear Mr. Hlawaty:

      We have reviewed your filing and have the following comments.
The scope of our review was limited to the terms of the exchange offer. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 425 filed November 7, 2005

Exhibits
1. We note your response to comment 12. Note that we consider the tax consequences, as represented in the registration statement, to be material. Please file a tax opinion.

Letter of Transmittal
2. We note the representation in your response to comment 14 that you will file a revised letter of transmittal. We further note that the revised letter of transmittal does not appear to have been filed.
Please advise or file the revised letter of transmittal.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers and Acquisitions
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Roland Hlawaty, Esq.
Milbank, Tweed, Hadley & McCoy LLP
November 14, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE